

December 11, 2013

Via E-mail
Stephen W. Haley
Executive Vice President and Chief Financial Officer
Farmers & Merchants Bancorp
111 W. Pine Street
Lodi, CA 95240

> **Re: Farmers & Merchants Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-26099**

Dear Mr. Haley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Polices

Loans, page 68

1. We note your disclosure on page 47 that certain TDRs are no longer classified as a TDR since they were restructured at a market rate in a prior calendar year and are currently in compliance with their modified terms and your disclosure on page 68 that "loans that are reported as TDRs are considered impaired." Please tell us whether you measure credit impairment on all TDRs, not just those currently classified as TDRs, using the guidance in ASC 310-10. If you do measure impairment on all TDRs using this guidance please revise future filings to more clearly describe your policies. If you do not, please tell us

why and tell us the impact on your financial statements at December 31, 2012 and September 30, 2013 if you measured credit impairment for these loans using this guidance.

Note 5. Allowance for Loan Losses, page 77

2. As a related matter, please tell us if the allowance for loan loss and recorded investment for all TDRs, not just those currently classified as TDRs, is included in the "loans individually evaluated for impairment" line item in the ASC 310-10-50-11B(g) and (h) disclosures on page 77. If so, please revise future filings to include a footnote explaining that. If not, please tell us how you determined the disclosure complies with the referenced guidance.

Note 17. Fair Value Measurements, page 88

3. Please revise future filings to provide quantitative information about the significant unobservable inputs used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

Form 8-K filed October 7, 2013

Item 5.02

4. The 8-K indicates that Ms. Steele's resignation was "announced" on October 4, 2013. Item 5.02(b) of Form 8-K requires that registrants inform their investors that an executive officer is departing within four days after the company receives notice of the officer's decision to resign. Please provide us with your factual and legal analysis that Farmers and Merchants only became aware of Ms. Steele's determination to resign on October 4, 2013. Please refer to Item 5.02(b) of Form FY 2013 8-K. Please also refer to Compliance and Disclosure Interpretation 117.01 for more guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 if you have questions regarding our comments on the financial statements and related matters. Please contact Chris Dunham at (202) 551-4711 or Chris Windsor, Special Counsel, at (202) 551-4459 with any other questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant